

March 28, 2023

Razvan Radulescu
Chief Financial Officer
Blue Bird Corp
3920 Arkwright Road, 2nd Floor
Macon, Georgia 31210

> **Re: Blue Bird Corp**
> **Form 10-K for the Fiscal Year Ended October 1, 2022**
> **Filed December 12, 2022**
> **File No. 001-36267**

Dear Razvan Radulescu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 1, 2022

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.  We note that you had entered into a four year interest rate collar to partially mitigate your exposure to interest rate fluctuations, which terminated on September 30, 2022. In future filings, please describe in your disclosure how the interest rate fluctuations related to the credit facility impact your results of operations and cash flows, and describe any new measures you have taken to mitigate the interest rate risks, if any.

Key Non-GAAP Financial Measures We Use to Evaluate Our Performance, page 31

2.  We note that your adjusted EBITDA reflect adjustments for "Operational transformation initiatives" and "Product redesign initiatives". These adjustments were also included in the calculations of non-GAAP measures disclosed in the earnings release for fiscal 2022. Please tell us the nature of these adjustments and how you considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.


 Sincerely,

 Division of Corporation Finance
 Office of Manufacturing